PINNED POST

The DropKey App and the Pop-up Studio In A Bag
Published by Rockwell Scharer III · August 19 at 5:14 PM ·

DropKey is raising funds to scale and grow quickly! Click here to invest in DropKey!
(The JOBS Act signed into law by Obama enables you to invest for as little as $100)
https://wefunder.com/dropkey
.
.
Disney Walt Disney Studios Disneyland Rockwell Scharer III StudioNow Socialive US Barack Obama Live Nation Concerts NBC ViacomCBS
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #innovation #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling
Read legal disclosure here: https://dropkey.com/disclosure


dropkey